Filed by Humana Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Humana Inc.
Commission File No.: 001-05975
Date: September 23, 2015

The following note was made available to Humana associates through Humana's internal website on September 23, 2015:

To:          All Associates (via Hi!)

From:      Bruce Broussard

Subject:  A Message from Bruce Broussard

Date:       September 2015

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Over the past month during my visits with many of you I’m frequently asked “what’s next in the transaction process with Aetna?” and “why does the approval process take so long?”  I thought this would be a good opportunity to provide some general timing of activities we anticipate over the next several months and what is currently in progress.

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The next step in the transaction process is for Humana and Aetna to gain approval from our respective shareholders. Shareholder votes are scheduled next month, on October 19, for both Humana and Aetna shareholders. Anyone who owns at least one share of Humana or Aetna stock as of the September 16, 2015 record date is qualified to cast their ballots for or against the merger proposal as part of their respective shareholder voting process (including associates who have 401(k) assets invested in the Humana Common Stock Fund).  More information about voting is available on Hi!

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Processes are underway for both Humana and Aetna to obtain the various federal and state approvals needed to close the transaction.  This is the lengthiest part of the process as final approvals are not expected until the second half of 2016.  The reasons for this are twofold.  First, each state regulatory authority has the opportunity to review and comment upon Aetna’s request for their approval of the change of control, asking questions and seeking clarifications about the disclosures contained in those filings, to make sure that the transaction is in the best interests of consumers.  Second, the Department of Justice (DOJ) has provided us and Aetna with a so-called “Second Request," in which the DOJ asked for substantially more information to assist them in reviewing the competitive implications of our proposed transaction.  We expect the DOJ to thoroughly review our proposed transaction, as they would any other, and we will continue to cooperate in that process, which may take some time.

Another question I hear often is “when will the integration planning begin?” So far, we have not started our integration planning process, and these conversations will not get underway until we get through some of the approvals, particularly the shareholder vote for both organizations.  We expect the integration planning process to be conducted by leaders from both organizations,  to develop and deliver plans for combining our organizations.

A good reminder for all of us to be aware of is that, until the transaction closes next year, Humana and Aetna are still competitors and are therefore limited in the interactions and kind of information we’re able to share.

All in all, we are still tracking to the timelines we anticipated when the merger agreement was announced in July.  What is sometimes the most difficult part of a transaction process this long is the ongoing speculation and sound bites in the media which can be distracting.  Remember the vision that drives this transaction:  to transform the future of healthcare by providing more choices, higher quality, greater affordability, and more healthy days for our customers, and helping our provider partners do their best work.  The main thing we can do is to continue what we’re doing – focusing on how we can help our members in their journey to best health.  Keep up the great work.

Thanks for all that you do. Have a great day.

Bruce

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 28, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement/prospectus of Aetna and Humana, and each of Aetna and Humana has filed and will file other documents with respect to the proposed acquisition of Humana.  The registration statement was declared effective on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to Humana’s stockholders and Aetna’s shareholders on or about September 1, 2015.  INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.